FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

Annual Financial Report(s)

For the Years Ended December 31, 2017 and 2016

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

TABLE OF CONTENTS



Jaribu W. Nelson, CPA

P.O. Box 1105, Clovis, CA 93613 • Ph: (559) 286-7546 • Email: jaribucpa@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Full Circle Brewing Co. LTD, LLC.
Fresno, California

I have reviewed the accompanying financial statements of Full Circle Brewing Co. LTD, LLC., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jaribu W. Nelson, CPA

Clovis, California
March 23, 2018

FULL CIRCLE BREWING CO. LTD, LLC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
CASH	$ 57,306	$ 51,390
ACCOUNTS RECEIVABLE	17,278	3,129
INVENTORY	20,018	3,776
TOTAL CURRENT ASSETS	94,602	58,295
FIXED ASSETS		
BUILDING AND IMPROVEMENTS	244,339	168,824
ACCUMULATED DEPRECIATION	(45,897)	(120,663)
TOTAL FIXED ASSETS	198,442	48,161
OTHER ASSETS		
OTHER	2,829	-
AMORTIZED COSTS	36,991	17,319
ACCUMULATED AMORTIZATION	(552)	(419)
TOTAL OTHER ASSETS	39,268	16,900
TOTAL ASSETS	332,312	123,356
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	50,138	5,990
ACCRUED EXPENSES	14,668	4,697
LINES OF CREDIT	18,657	9,454
NOTES PAYABLE - CURRENT PORTION	30,643	9,488
TOTAL CURRENT LIABILITIES	114,106	29,629
LONG TERM LIABILITIES		
NOTES PAYABLE - NET OF CURRENT PORTION	261,628	111,575
TOTAL LIABILITIES	375,734	141,204
MEMBERS' EQUITY	(43,422)	(17,848)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 332,312	$ 123,356

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
INCOME		
SALES	$ 328,295	$ 75,991
OTHER INCOME	39,829	7,296
DISCOUNTS & ALLOWANCES	(8,223)	(561)
TOTAL INCOME	359,901	82,726
COST OF GOODS SOLD	65,322	21,026
GROSS MARGIN	294,579	61,700
OPERATING EXPENSES		
ADVERTISING	41,212	9,869
AMORTIZATION	133	419
AUTOMOBILE	1,432	-
COMMISSIONS	14,070	-
COMPUTER AND TECHNOLOGY	9,390	2,689
DEPRECIATION	9,552	19,209
DUES & SUBSCRIPTIONS	2,492	825
INSURANCE	22,735	7,008
INTEREST	17,369	2,566
LICENSES & PERMITS	5,367	2,267
MEALS & ENTERTAINMENT	2,758	1,652
MERCHANT FEES	4,016	1,413
MISCELLANEOUS	3,382	1,010
OFFICE	1,261	1,088
PROFESSIONAL FEES	16,256	3,546
RENTS	46,113	29,996
REPAIRS & MAINTENANCE	7,551	10,510
SALARIES & WAGES	185,040	17,051
SUPPLIES	24,327	6,836
TAXES	6,036	5,613
TRAVEL	2,917	1,746
UTILITIES	26,777	12,529
TOTAL EXPENSES	450,186	137,842
NET INCOME	(155,607)	(76,142)
BEGINNING MEMBERS' EQUITY	(17,848)	(9,463)
CONTRIBUTIONS	184,926	133,716
DISTRIBUTIONS	-	(65,959)
SYNDICATION FEES	(54,893)	-
ENDING MEMBERS' EQUITY	$ (43,422)	$ (17,848)

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	$ (155,607)	$ (76,142)
Adjustments to reconcile change in operating capital		
to net cash used by operating activities		
Depreciation	9,552	19,209
Changes in:		
Accounts receivable	(14,149)	(2,175)
Inventory	(16,242)	(3,776)
Other assets	(22,368)	(16,900)
Accounts payable	44,148	5,990
Accrued expenses	9,971	(1,852)
Net cash used by operating activities	(144,695)	(75,646)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of machinery and equipment	(160,220)	(50,388)
disposal of machinery and equipment	388	(3,012)
Net cash used by investing activities	(159,832)	(53,400)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable	(28,225)	(16,937)
New borrowings on notes payable	199,432	125,000
Net activity on lines of credit	9,203	7
Member contributions	184,926	133,716
Member distributions	-	(65,959)
Syndication fees	(54,893)	-
Net cash provided by financing activities	310,443	175,827
INCREASE IN CASH AND CASH EQUIVALENTS	5,916	46,781
CASH AND CASH EQUIVALENTS AS OF BEGINNING OF THE YEAR	51,390	4,609
CASH AND CASH EQUIVALENTS AS OF END OF YEAR	$ 57,306	$ 51,390
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 17,369	$ 2,566

See notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Full Circle Brewing Co. Ltd, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company has prepared these financial statements on the accrual basis of accounting.

Nature of Operations
Full Circle Brewing Co. Ltd, LLC is headquartered in the City of Fresno, California and was established in 1998. The Company provides craft beers and live entertainment.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers deposits in banks and other investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company believes all amounts billed are collectible therefore no allowance for doubtful accounts has been established. As of December 31, 2017 and 2016, the balances totaled $ 17,278 and $ 3,129 respectively.

Inventory
Inventories consist of goods ready for resale and are carried at lower of cost (FIFO) or market.

Fixed Assets
Acquisitions of fixed assets consist of items with a useful life of greater than one year. Fixed assets are stated at cost. Depreciation is computed using the modified accelerated cost recovery system.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Uncertain Tax Positions

Generally, the Company's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.

Revenue Recognition
The Company recognizes revenue as the service has been provided. The Company records all amounts in accordance with the agreed upon billing rate with the Client and Company.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
Fixed assets at December 31, 2017 and 2016 consisted of the following:

	2017	2016
Machinery & equipment	$ 191,610	$ 138,710
Transportation equipment	13,552	-0-
Office equipment	1,539	1,539
Roller rink	17,974	17,974
Leasehold improvements	19,664	10,601
Subtotal	244,339	168,824
Less accumulated depreciation	(45,897)	(120,663)
TOTAL	$ 198,442	$ 48,161

Depreciation expense for the years ended December 31, 2017 and 2016 totaled $ 9,552 and $19,209 respectively.

NOTE B – LINES OF CREDIT

The Company has a line of credit established with Capital One and the interest rate is variable. The balance totaled $ 18,657 at December 31, 2017.

NOTE C – NOTES PAYABLE

Note payable to Fresno First Bank at 6.25% with periodic adjustments,
payable $ 1,403.50 per month, principal and interest; the note matures
August 2026, the note is secured by an interest in the assets of the business
and personal residences of Members. The balance totaled $ 112,058 at December 31, 2017.

Note payable with Pinnacle Financing Partners for leased equipment described in Note D. The interest rate is in the range of 10 to 12 percent for both leases. The notes mature in 2022. The balance totaled $ 81,027 at December 31, 2017.

Note payable with Educational Employees Credit union for transportation equipment. The interest rate is 6.94 percent. The balance totaled $ 11,621 at December 31, 2017.

Notes payable to Small Business Administration for improvements and operations. The interest rate is 7.0 percent. The note requires payments starting in 2018. The balance totaled $87,565 at December 31, 2017.

NOTE C – NOTES PAYABLE (continued)

Total notes payable	$	292,271
Less current portion		(30,643)
Net long-term note payable	$	261,628

Maturities of the long term note payable are as follows:

2018	$	30,643
2019		34,497
2020		38,027
2021		42,017
2022		44,332
Thereafter		102,755
	$	292,271

Interest expense for the years ended December 31, 2017 and 2016 totaled $ 17,369 and $ 2,566 respectively.

NOTE D – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its current location under a long-term lease agreement expiring June 2021. Rent expense totaled $ 29,996 and 20,166 for the years ended December 31, 2017 and 2016 respectively.

The Company entered into two capital leases for equipment acquired during the year. The lease agreements expire in 60 months. The additions were reflected in fixed assets and notes payable respectively.

Future minimum lease payments on the facility are as follows:

2018	$	53,069
2019		55,469
2020		57,869
2021		41,069
2022		13,319

NOTE E – MEMBERS' EQUITY

The Company has two classes of shares. Class A allows for a member to have voting rights. Class B does not have voting rights. Member contributions totaled $60,426 and $124,500 for Class A and B members respectively.

Syndication fees represent costs incurred with the syndication of limited partnership interests. These costs are reflected as a direct reduction of members' equity. Approximately $54,893 was incurred for the year ended December 31, 2017.

NOTE F – SUBSEQUENT EVENTS

In compliance with accounting standards, management has evaluated events that have occurred after year-end to determine if these events are required to be disclosed in the financial statements. Management has determined that no events require disclosure in accordance with accounting standards. These subsequent events were evaluated through March 23, 2018, which is the date the financial statements were available to be issued.